VIA EDGAR

May 18, 2022

Ms. Allison White
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re: American Century ETF Trust (File Nos. 333-221045; 811-23305)

Dear Ms. White:

This letter responds to the comment you provided during our phone conversation on April 21, 2022, regarding your review of the 485(a) filing applicable to Avantis U.S. Large Cap Value Fund (Post-Effective Amendment No. 71) filed on March 25, 2022 pertaining to the above-referenced registrant.

1.Comment: Footnotes 1 and 2 of the “Annual Fund Operating Expenses” table are reversed.

Response: We have revised the footnotes as requested.

If you have any questions regarding the above response, please contact the undersigned at vincent_lewis@americancentury.com or (816) 340-3456.

Sincerely,

/s/ Vincent Lewis
Vincent Lewis
Assistant Secretary